Mail Stop 3561

      November 28, 2005


Via U.S. Mail and Fax
Deli Du
Chief Executive Officer
Deli Solar (USA), Inc.
558 Lime Rock Road
Lakeville, Connecticut 06039

	Re:	Deli Solar (USA), Inc.
		Form SB-2
		Filed November 2, 2005
		File No. 333-129369

Dear Mr. Du:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 12

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties..., page 18
1. As your risk factor heading suggests, there are certain uncertainties that have been created by recent SAFE regulations. Rather than focusing on how the company has complied with the recent regulations (which you do so in the first four paragraphs of the risk factor), you should focus the risk factor discussion on the uncertainties that the October SAFE notice does not "clear up." In addition, the first part of the risk factor discussion should be moved to your "Government Regulation" section of your discussion of your business.

Business, page 27

Government Regulation, page 45
2. Revise to make clear when you expect to obtain approval for production of your boilers and space heating products from the provincial level of the Quality and Technology Supervisory and Control Bureau.

Financial Statements, page F-6
3. We note that you have identified Bazhou Deli Solar (PRC) as the accounting acquirer in the acquisition of Bazhou Deli Solar (PRC) by
Deli Solar (BVI). Also we note your disclosure on page 28 that Deli
Solar (BVI) acquired Bazhou Deli Solar (PRC) for cash. To help us better understand your conclusion tell us in your response to this comment letter about the terms of the acquisition and the facts that support your determination that PRC is the accounting acquirer in the acquisition of Bazhou Deli Solar (PRC) by Deli Solar (BVI).
4. We also note that you have identified Bazhou Deli Solar (PRC) as the accounting acquirer in Meditech`s acquisition of Deli Solar
(BVI). In your response letter, please provide us with more detail about how you came to this conclusion.
5. Please revise to include the historical financial statements of Meditech Pharmaceuticals, Inc. in accordance with Item 310(c) of Regulation S-B.

Signatures, page II-6
6. Revise to include the signature of the individual serving in his capacity as the principal accounting officer.




*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney,
at (202) 551-3366, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								/s/ Larry Spirgel
								Larry Spirgel
								Assistant Director























cc:	Darren Ofsink
	Guzov Ofsink, LLC
	Via Facsimile: (212) 688-7273
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Mr. Du
Deli Solar (USA), Inc.
November 28, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE